FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.
Name and Address of Reporting Person* Leighton Arthur W	2. Issuer Name and Ticker or Trading Symbol ELST				Relationship of Reporting Person to Issuer (Check all Applicable) __X___ Director _______ 10% Owner ______ Officer (give _______ Other title (Specify below) below)
(Last) (First) (Middle) 2111 Lark Glen	3. IRS Identification Number of Reporting Person at an entity (Voluntary)			4. Statement for (Month/Year) 02/2001
(Street) Escondido CA 92026				5. If Amendment; Date of Original (Month/Year)	7. Individual or Joint/Group Filing (check applicable line) _X _Form Filed by One Reporting Person ____Form Filed by more than One Reporting Person
(City) (State) (Zip)	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficial- ly Owned at end of Month Instr. 3 & 4)	6. Owner-ship Forum Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Bene-ficial Owner-ship (Instr. 4)
		Cod E	V	Amount	(A) or (D)	Price
COMMON	02/05/01	X		25,000	A	$0.41
COMMON							154,000	D

*If the form is filed by more that one Reporting Person see Instruction 4(b)(v).

FORM 4

(Continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conver-sion or Exercise Price of Deriva-tive Security	3. Trans-action Date (Month/Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3,4 & 5)		6. Date Exercisable and Expiration Date (Month Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of De riva- tive secu rity (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner-ship of Deriva- tive Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Bene-ficial Owner-ship (Instr. 4)
			Code	V
							Date Exercisable	Expira-tion Date	Title	Amount of Number of Shares
					(A)	(D)
OPTIONS Right to buy	$0.41	02/05/01	X			25,000	2/6/98	2/5/01	Common	25,000	$0.41
OPTIONS Right to buy												50,000	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/ SIGRIE POTTER, P.O.A. for Arthur W. Leighton March 7, 2001

__________________________________ _______

** Signature of Reporting Person Date